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SEC FILE NUMBER
001-34584
CUSIP NUMBER
41150R102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

PART I — REGISTRANT INFORMATION

Harbor Diversified, Inc.

Full Name of Registrant

Former Name if Applicable

5601 W. Grande Market Drive, Suite C

Address of Principal Executive Office (Street and Number)

Appleton, WI 54913

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Form 12b-25 (Notification of Late Filing) is being filed by Harbor Diversified, Inc. (the “Company”) to seek an extension of the filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”) pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company has determined that it is unable to file the Annual Report by the prescribed due date without unreasonable effort or expense. The Company requires additional time to finalize the financial statements and complete the audit for the year ended December 31, 2025.

The delay in filing the Annual Report is a consequence of the considerable time and resources dedicated by the Company and its independent registered public accounting firm to complete certain items with respect to the preparation, audit and review of the Company’s financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2023, and the preparation and review of the Company’s financial statements included in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024, and September 30, 2024. The delay is also the result of the considerable time and resources dedicated to the sale and disposition of the Company’s aviation assets, including its membership interests in Air Wisconsin, in a series of transactions that were completed on January 9, 2026 (the “Aviation Disposition”). For additional information regarding the Aviation Disposition, please refer to Item 2.01 of the Company’s Current Report on Form 8-K filed with the Commission on January 16, 2026 (the “Form 8-K”).

As a result, the Company does not expect to file the Annual Report within the 5-day extension period provided under Rule 12b-25 under the Exchange Act.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which statements are subject to considerable risks and uncertainties. These forward-looking statements include statements regarding the expected timing of the filing of the Annual Report. Forward-looking statements include all statements that are not solely historical facts and can be identified by terms such as “believe,” “anticipate,” “could,” “estimate,” “expect,” “may,” “should,” or similar expressions. Investors are cautioned not to place undue reliance on these forward-looking statements, which are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including the risks and uncertainties addressed under the heading “Risk Factors” and elsewhere in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and the other filings the Company makes with the Commission from time to time. These forward-looking statements speak only as of the date of this Form 12b-25, and the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date hereof.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ryan C. Wilkins, Esq.	949	725-4115
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Reports on Form 10-K for the years ended December 31, 2024 and December 31, 2025, and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in its financial condition and results of operations for the period ended December 31, 2025 relative to the period ended December 31, 2024, primarily as a result of the previously announced (1) termination of the capacity purchase agreement, dated August 19, 2022, previously entered into by and between the Company and American Airlines, Inc., (2) strategic shift in its operations and consideration of other strategic alternatives, and (3) implementation of a workforce reduction plan.

Following the completion of the Aviation Disposition, the Company does not have any material operating assets, is not engaged in any operating business, and does not have any source of revenue from operations. Accordingly, the Company expects significant changes in its financial condition and results of operations for the periods following the completion of the Aviation Disposition relative to its historical financial condition and results of operations. For additional information regarding the Aviation Disposition and the Company’s consideration of strategic alternatives, please refer to Item 8.01 of the Form 8-K.

Harbor Diversified, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2026	By:	/s/ Christine R. Deister
	Its:	Chief Executive Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).